UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 2)*

MINRAD INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
60443P103
(CUSIP Number)

Andrew Nicholson Aisling Capital 888 Seventh Avenue, 30th Floor New York, NY 10106 (212) 651-6380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60443P103	Page 2 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 4,539,793[1] SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,539,793[1] SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON PN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 50,000 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 60443P103	Page 3 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 4,539,793[1] SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,539,793[1] SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON PN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 50,000 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 60443P103	Page 4 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 4,539,793[1] SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,539,793[1] SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON OO

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 50,000 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 60443P103	Page 5 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 4,539,793[1] SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,539,793[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON IN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 50,000 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 60443P103	Page 6 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 4,539,793[1] SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,539,793[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON* IN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 50,000 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 60443P103	Page 7 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 4,539,793[1] SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,539,793[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON* IN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 50,000 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 60443P103	Page 8 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 2 to the Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Minrad International, Inc. (the “Issuer” or “Minrad”). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on April 12, 2007 (the “Initial Statement”), as amended by Amendment No. 1 to the Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on May 7, 2008 ( together, the "Initial Statement"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 50 Cobham Drive, Orchard Park, New York 14127. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.

(a)   No Material Change.

(b)  No Material Change.

(c)   No Material Change.

(d)  No Material Change.

(e)   No Material Change.

(f)   No Material Change.

Item 3.	Source and Amount of Funds or Other Consideration.

No Material Change.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end:

On December 22, 2008, the Issuer, and Piramal Healthcare, Inc., a Delaware corporation, (''Piramal''), Piramal Healthcare Limited, an Indian public limited company (''Parent'') and Mayflower Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (''PH Sub''), entered into an Agreement and Plan of Merger (the ''Merger Agreement''). Pursuant to the Merger Agreement, and subject to approval by the Issuer's shareholders, PH Sub will merge with and into the Issuer with the Issuer continuing after the merger as the surviving entity and as a subsidiary of Piramal (the ''Merger''). At the effective time of the Merger, each outstanding share of the Issuer’s common stock will be converted into the right to receive $0.12 in cash.

In connection with the Merger, Aisling entered into a Voting Agreement (the “Voting Agreement”), dated December 22, 2008, with Piramal and certain other stockholders of the Issuer named therein (the ''Stockholders''). Pursuant to the terms of the Voting Agreement, the Reporting Persons and the Stockholders have agreed to vote their shares of Common Stock in the Issuer in favor of the Merger. The foregoing description of the Voting Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreement, attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 60443P103	Page 9 of 11 Pages

SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer.

(a)     The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 49,302,462 shares of Common Stock outstanding as of November 14, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Annual Report on Form 10-Q filed with the SEC on November 14, 2008. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 4,539,793 shares of Common Stock, approximately 8.9% of the outstanding shares of Common Stock, consisting of (i) 2,603,000 shares of Common Stock, (ii) 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal amount of Notes and (iii) 50,000 shares issuable upon conversion of options.

(b)      (i)   Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 4,539,793 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii)   By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 4,539,793 shares of Common Stock beneficially owned by the Reporting Persons.

(iii)  Given the terms of the Voting Agreement, the Reporting Persons together with the Stockholders party thereto be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 20.2%, of the Issuer’s total number of shares outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The beneficial ownership of each of the Stockholders is set forth in Schedule I to the Voting Agreement, which is attached hereto as Exhibit 2. The share ownership reported herein by the Reporting Persons does not include any shares owned by the other parties to the Voting Agreement. Each Reporting Person disclaims beneficial ownership of the shares of the Issuer other than the amounts reported on such Reporting Person’s cover page included herein.

(c)     No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

(d)    The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling to the extent Aisling GP, Aisling’s general partner, elects to make such distributions.

(e)   Not applicable.

CUSIP No. 60443P103	Page 10 of 11 Pages

SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Initial Statement remains unchanged.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1:	Joint Filing Agreement dated as of April 10, 2007, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (previously filed)
Exhibit 2

Voting Agreement, dated as of December 22, 2008, among Piramal Healthcare, Inc. and the Stockholders named therein (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K, filed with the Securities and Exchange Commission on December 23, 2008).

CUSIP No. 60443P103	Page 11 of 11 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 17, 2009

AISLING CAPITAL II, LP
By:	Aisling Capital Partners, LP General Partner
By:	Aisling Capital Partners LLC Managing Member
	By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director

AISLING CAPITAL PARTNERS, LP
By:	Aisling Capital Partners LLC Managing Member
	By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director

AISLING CAPITAL PARTNERS LLC
By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).